Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations &

Corporate Communications

(905) 286-3000

For Immediate Release:

BIOVAIL REPORTS THIRD-QUARTER 2009 FINANCIAL RESULTS

Company Records Total Revenues of $213 Million;
Cash Flow From Operations (Excluding Legal Settlement) of $114 Million;
U.S. GAAP EPS of $0.25, Cash EPS of $0.44;
Cash EPS Excluding Specific Items of $0.61;
Over $500 Million in Liquidity Available for Business Development Activities

TORONTO, Canada, November 5, 2009 — Biovail Corporation (NYSE/TSX: BVF) today announced financial results for the three-month and nine-month periods ended September 30, 2009. To the extent that this news release contains forward-looking statements, investors are cautioned that these statements are based on the Company’s current views, and actual outcomes are not certain. For more information, see the note on forward-looking information following the conference-call details at the end of this news release.

“Biovail produced strong cash flows from operations in the third quarter, which allowed us to reduce long-term debt by $75 million. We also completed our fifth business development transaction since launching our new strategy only 18 months ago,” said Biovail Chief Executive Officer Bill Wells. “Cash flow was assisted by strong prescription volume for Wellbutrin XL®, which continues to track above most generic analogs, and by a growing contribution from our recently acquired tetrabenazine franchise.

“We remain active on the business development front and are currently evaluating a number of opportunities within our target therapeutic area of specialty central nervous system disorders. With over $500 million in available liquidity at the end of the third quarter, we’re well positioned to execute on one or more of these to further build a long-term growth engine for the Company.”

Financial Results

Total revenues for the three months ended September 30, 2009 were $212.5 million, compared with $181.1 million for the third quarter of 2008. Total revenues for the nine months ended September 30, 2009 were $579.4 million, compared with $575.7 million for the first nine months of 2008. In accordance with United States Generally Accepted Accounting Principles (GAAP), Biovail reported net income of $40.4 million in the third quarter of 2009, compared with net income of $48.4 million for the corresponding 2008 period. For the nine months ended September 30, 2009, net income was $103.5 million, compared with $79.5 million for the same period a year earlier. For the third quarter of 2009, Biovail reported GAAP diluted earnings per share (EPS) of $0.25, compared with GAAP EPS of $0.31 for the third quarter of 2008. In the first nine months of 2009, GAAP EPS were $0.65, compared with GAAP EPS of $0.50 for the first nine months of 2008.

Specific Items Affecting Operations

The following table displays specific items that affected results in the third quarter and first nine months of 2009 and 2008, respectively, and the impact of each individual item on diluted EPS.

	Three Months Ended September 30				Nine Months Ended September 30
[$ in 000s, except per share data;	2009		2008		2009		2008
Income (Expense)]	Amount	EPS Impact	Amount	EPS Impact	Amount	EPS Impact	Amount	EPS Impact
Acquired in-process research and development(1)	$(8,126)	$(0.05)	$—	$—	$(38,540)	$(0.24)	$—	$—
Gain on auction rate security settlement	—	$—	—	$—	22,000	$0.14	—	$—
Restructuring costs	(2,413)	$(0.02)	(7,587)	$(0.05)	(15,128)	$(0.10)	(59,347)	$(0.37)
Acquisition-related costs	—	$—	—	$—	(5,596)	$(0.04)	—	$—
Impairment losses on debt and equity securities	(385)	$—	(1,223)	$(0.01)	(4,709)	$(0.03)	(5,328)	$(0.03)
SEC/OSC independent consultant costs(2)	169	$—	—	$—	(2,804)	$(0.02)	—	$—
Proxy contest costs(2)	(399)	$—	(728)	$—	(1,028)	$(0.01)	(6,142)	$(0.04)
Write-down of deferred financing costs(3)	—	$—	—	$—	(537)	$—	—	$—
Gain on disposal of investments	466	$—	4,156	$0.03	804	$0.01	7,617	$0.05
Legal settlements	—	$—	(2,000)	$(0.01)	(241)	$—	(26,648)	$(0.17)
Management succession costs(2)	—	$—	—	$—	—	$—	(6,052)	$(0.04)
Equity loss	—	$—	—	$—	—	$—	(1,195)	$(0.01)
Total	$(10,688)	$(0.07)	$(7,382)	$(0.05)	$(45,779)	$(0.29)	$(97,095)	$(0.61)

(1)      Included in research and development expenses.

(2)      Included in selling, general and administrative expenses.

(3)      Included in interest expense.

GAAP net income and EPS figures for the third quarter of 2009 were negatively impacted by $8.1 million in acquired in-process research and development (R&D) related to the acquisition of U.S. and Canadian rights to JP-1730/fipamezole from Santhera Pharmaceuticals (Switzerland) Ltd.; $2.4 million in restructuring charges related to the ongoing closure of Biovail’s manufacturing facilities in Puerto Rico and the consolidation of its R&D facilities; $0.4 million in proxy contest costs; a $0.4 million impairment loss related to auction rate securities; partially offset by a gain of $0.5 million on the sale of the Company’s equity interest in Hemispherx Biopharma, Inc., and a $0.2 million reversal of independent consultant costs. These items had an aggregate negative impact to net income and EPS of $10.7 million and $0.07, respectively.

GAAP net income and EPS figures for the third quarter of 2008 were negatively impacted by $7.6 million in restructuring charges, which included $5.1 million related to the closures of the Company’s two Puerto Rico manufacturing facilities and Dublin, Ireland research facility, and $2.5 million related to Biovail’s Bridgewater, New Jersey facility as a result of lower estimated future sublease rentals; and a provision of $2.0 million related to potential legal settlements. In addition, Biovail incurred costs of $0.7 million related to the 2008 proxy contest; and recorded a $1.2-million loss primarily related to the impairment of the Company’s auction rate securities. Partially offsetting these items was a $4.2-million gain on the disposal of a portion of an equity investment. These items had an aggregate negative impact to net income and EPS of $7.4 million and $0.05, respectively, in the third quarter of 2008.

2009 Financial Performance

Product revenues for the third quarter of 2009 were $204.3 million, compared with $170.5 million in the third quarter of 2008, a 20% increase that primarily reflects higher revenues from Wellbutrin XL® and the inclusion of revenues from tetrabenazine products and Aplenzin™. Partially offsetting factors include lower revenues from Ultram® ER, Zovirax® and Biovail’s portfolio of generic products. Product revenues for the nine months ended September 30, 2009 were $557.4 million, compared with $543.1 million for the nine months ended September 30, 2008.

Product revenues for Wellbutrin XL® were $58.6 million in the third quarter of 2009 and $115.9 million for the first nine months of 2009, compared with $16.6 million and $105.9 million, respectively, in the prior-year periods. The increases in 2009 reflect the acquisition of the U.S. commercialization rights to the product in May, which were partially offset by the impact of the May 2008 introduction of generic competition for the 150mg dosage strength of the product.

Biovail’s global tetrabenazine franchise generated third-quarter 2009 revenues of $15.1 million. Launched in the U.S. in November 2008 by Biovail’s marketing partner Lundbeck Inc., Xenazine® generated revenues of $11.5 million in the third quarter of 2009. Following the acquisition of the worldwide development and commercialization rights to tetrabenazine in June 2009, Biovail recorded $2.2 million in revenues in the third quarter of 2009 from sales of the product in Europe and around the world. In Canada, Nitoman® generated third-quarter 2009 revenues of $1.4 million, which is included in Biovail Pharmaceutical Canada’s revenues. In the first nine months of 2009, Biovail’s tetrabenazine franchise generated revenues of $34.9 million.

Aplenzin™, which was launched in April 2009 by Biovail’s marketing partner sanofi-aventis US, generated third-quarter 2009 revenues of $2.7 million, which reflects the launch of the 174mg strength of the product in the U.S. in July 2009.

Revenues for Biovail’s Zovirax® franchise were $30.8 million in the third quarter of 2009, and $100.0 million in the first nine months of 2009, representing decreases of 6% and 7%, respectively, compared with $32.8 million and $107.4 million in the prior-year periods. These declines reflect a 3% year-over-year decrease in prescription volume and a reduction in wholesaler and trade inventory levels, partially offset by price increases implemented over the last 12 months.

In the third quarter of 2009, Biovail recorded revenues of $12.1 million for Ultram® ER, compared with $20.8 million in the third quarter of 2008. In the first nine months of 2009, Ultram® ER generated revenues of $49.3 million, compared with $64.1 million in the corresponding period in 2008. Year-over-year performance reflects lower prescription volumes, partly as a result of the second-quarter 2009 introduction of a competing once-daily tramadol product in the U.S. market; a reduction in Biovail’s supply price from 37.5% of net sales in 2008 to 35% of net sales in 2009, and lower inventory levels in the distribution channel in 2009 in anticipation of potential generic competition. In August 2009, the U.S. District Court for the District of Delaware ruled in favour of a generic manufacturer in patent-infringement litigation related to Ultram® ER. While the decision has been appealed, a generic formulation of Ultram® ER could be launched in the U.S. market at any time.

Third-quarter 2009 revenues for Biovail Pharmaceuticals Canada (BPC) were $20.7 million, compared with $18.2 million in the prior-year period. BPC revenues for the first nine months of 2009 were $54.2 million, compared with $52.9 million in the first nine months of 2008. The year-over-year increases reflect continued growth of Wellbutrin® XL and Tiazac® XC, for which prescription volumes increased 30% and 16%, respectively, in the first nine months of 2009, compared with the prior-year period, and the inclusion of $1.4 million and $3.5 million of Nitoman® product sales in the third quarter and first nine months of 2009, respectively. Partially offsetting factors include the weakening Canadian dollar relative to the U.S. dollar. At constant exchange rates, BPC revenues increased approximately 21% and 18% in the third quarter and first nine months of 2009, respectively, compared with the corresponding periods of 2008.

In the third quarter of 2009, Cardizem® LA generated revenues of $13.7 million, compared with $13.2 million for the corresponding period in 2008. In the first nine months of 2009, Cardizem® LA generated revenues of $30.8 million, compared with $33.9 million in the first nine months of 2008, which reflects lower prescription volumes in 2009 and a reduction in inventory levels in the distribution channels in the first nine months of 2009 in anticipation of the introduction of a generic version of the product. The amortization of deferred revenues associated with the May 2005 transaction with Kos Pharmaceuticals, Inc. positively impacted Cardizem® LA revenues by $3.8 million and $11.3 million in each of the third quarters and first nine months, respectively, of 2009 and 2008. Pursuant to an agreement with Watson Pharmaceuticals, Inc. a generic formulation of Cardizem® LA can be launched upon Watson’s receipt of FDA approval. Biovail will receive a royalty based on sales of Watson’s generic version of Cardizem® LA.

Biovail’s Legacy products generated revenues of $41.8 million for the third quarter of 2009, compared with $42.1 million in the third quarter of 2008, a decrease of 1%. In the first nine months of 2009, Legacy products generated revenues of $122.9 million, compared with $115.5 million in the first nine months of 2008, an increase of 6% that reflects a 137% increase in prescription volume for generic Tiazac® (distributed by a subsidiary of Forest Laboratories, Inc.) as a result of the supply chain interruptions of two manufacturers. In addition, declining prescription volumes for other Legacy products were largely offset by price increases implemented over the last 12 months.

Product revenue for Biovail’s portfolio of generic products (distributed by a subsidiary of Teva Pharmaceutical Industries Ltd.) was $9.8 million in the third quarter of 2009, compared with $25.7 million in the third quarter of 2008, which reflects lower pricing and prescription volumes across the majority of products, and a delay in the sale of $4.4 million of product due to customs clearance issues. This product is expected to be shipped in — and to positively impact — the fourth quarter of 2009. In the first nine months of 2009, revenues were $43.8 million, compared with $61.8 million in the corresponding 2008 period. Also contributing to the year-over-year declines was the recognition in the third quarter of 2008 of a $4.5 million adjustment made by Teva in Biovail’s favour related to prior-year chargebacks.

Performance Summary

The following table summarizes Biovail’s product revenue performance in the third quarter and first nine months (YTD) of 2009:

($000s)	Q3/09 Revenues	Q3/08 Revenues		Change (%)	YTD/09 Revenues	YTD/08 Revenues		Change (%)
Wellbutrin XL®	58,606	16,587		253%	115,861	105,863		9
Xenazine®	13,692	466	*	N/M	31,423	466	*	N/M
Aplenzin™	2,660	—		N/A	8,151	—		N/A
Zovirax®	30,824	32,767		(6)%	100,013	107,422		(7)%
Ultram® ER	12,139	20,837		(42)%	49,319	64,107		(23)%
Biovail Pharmaceuticals Canada	20,704	18,246		13%	54,231	52,899		3%
Cardizem® LA	13,728	13,191		4%	30,790	33,883		(9)%
Legacy Products	41,799	42,139		(1)%	122,945	115,477		6%
Generics	9,757	25,669		(62)%	43,782	61,836		(29)%
Glumetza® (US)	382	628		(39)%	885	1,157		(24)%
Total Product Revenues	204,291	170,530		20%	557,400	543,110		3%

* Represents Nitoman® revenues

N/A — Not applicable; N/M — Not meaningful

R&D revenue decreased 38% to $3.4 million in the third quarter of 2009, and decreased 44% to $10.4 million in the first nine months of 2009, compared with the corresponding periods in 2008 as a result of lower activity at Biovail’s contract research division and the negative impact of the weakening of the Canadian dollar relative to the U.S. dollar.

Royalty and other revenue was $4.8 million in the third quarter of 2009 and $11.6 million in the first nine months of 2009, compared with $5.1 million and $14.1 million in the corresponding periods in 2008, respectively. The declines reflect lower revenue based on sales of fenofibrate in the U.S.

Cost of goods sold excluding amortization of intangible assets for the third quarter of 2009 was $50.7 million, compared with $47.5 million in the third quarter of 2008. In the first nine months of 2009, cost of goods sold was $145.6 million, compared with $145.1 million in the prior-year period. These figures reflect product mix (including the addition of Xenazine® and Aplenzin™ in the 2009 periods), the higher cost basis related to the Wellbutrin XL® inventory reacquired from GlaxoSmithKline plc (GSK) and subsequently sold to wholesalers, the impact of lower labour and overhead costs at the Company’s Puerto Rico manufacturing facilities and the positive impact on labour and overhead costs in its Steinbach, Manitoba facility as a result of the weakening of the Canadian dollar relative to the U.S. dollar.

R&D expenditures were $23.2 million for the third quarter of 2009 and $82.4 million for the first nine months of 2009, compared with $18.7 million and $76.8 million for the corresponding periods in 2008, respectively. The year-over-year increases reflect an $8.0 million upfront payment to Santhera in September 2009 pursuant to the acquisition of U.S. and Canadian rights to JP-1730/fipamezole and an upfront payment of $30.3 million made to ACADIA Pharmaceuticals, Inc. in May 2009 under the collaboration and license agreement for pimavanserin. Excluding these items, lower R&D expenses in 2009 reflect reduced direct project spending as Biovail transitions from reformulation opportunities to the in-licensing and development of specialty CNS products, and cost savings as a result of the closures of the Company’s Dublin, Ireland and Mississauga, Ontario R&D facilities. In the third quarter of 2009, Biovail initiated the Phase 3 clinical program in Europe for BVF-324 — tramadol hydrochloride for the treatment of premature ejaculation, a sexual dysfunction estimated to affect up to 30% of men of all ages. The Phase 3 program, which consists of two clinical trials, is evaluating non-commercially available doses of tramadol. In other programs, Biovail has decided to terminate the development of BVF-045 due to its inability to find a partner to share in the costs and risks associated with the required Phase 3 program.

Selling, general and administrative (SG&A) expenses for the third quarter of 2009 were $44.8 million, compared with $44.7 million in the third quarter of 2008. SG&A expenses for the first nine months of 2009 were $137.5 million, compared with $144.9 million in the first nine months of 2008.  Included in SG&A expenses in the third quarter of 2009 are $4.3 million ($3.2 million in the prior-year period) in costs related to indemnity obligations to certain former officers. For the nine months of 2009 and 2008, indemnity costs were $17.6 million and $7.6 million, respectively. Adjusting for these and other specific items as previously identified, Biovail’s SG&A expenses in the third quarter of 2009 were $39.9 million, compared with $37.8 million in the third quarter of 2008, a 6% increase that reflects integration costs associated with the acquisition of worldwide rights to tetrabenazine and higher business development costs as Biovail implements its new business strategy. In the first nine months of 2009, adjusting for the same items, SG&A expenses were down 6% to $113.0 million, compared with $119.8 million in the first nine months of 2008.

Amortization expense was $33.1 million in the third quarter of 2009 and $70.4 million in the first nine months of 2009, compared with $12.3 million and $35.7 million in the prior-year periods, respectively. The increases reflect the inclusion of amortization expense associated with the acquisition of Prestwick Pharmaceuticals, Inc. in September 2008 and the acquisitions of U.S.

commercialization rights to Wellbutrin XL® in May 2009 and the worldwide rights to tetrabenazine in June 2009.

In the third quarter and first nine months of 2009, Biovail incurred interest expense of $11.0 million and $15.4 million, respectively, which reflects interest on the $350 million of convertible notes issued in June 2009 and on amounts drawn against Biovail’s revolving credit facility. Also included in interest expense are non-cash costs of $3.9 million and $5.6 million in the third quarter and first nine months of 2009, respectively, related to the amortization of debt discounts on the convertible notes and the obligation related to the acquisition of the worldwide rights to tetrabenazine; the amortization of deferred financing costs associated with the Notes and Biovail’s new and former credit facilities; and the second-quarter 2009 write-off of the remaining unamortized deferred financing costs related to the Company’s former credit facility.

Balance Sheet & Cash Flow

At the end of the third quarter of 2009, Biovail had cash balances of $49.4 million. The Company had $350 million in convertible notes outstanding and $55.0 million in borrowings against its $410-million revolving credit facility, which represents a reduction of $75.0 million relative to the end of the second quarter of 2009.

In the third quarter of 2009, cash flow from operations was $89.2 million, compared to a net use of cash of $62.4 million in the third quarter of 2008, which was impacted by the net payment of $83.0 million related to the settlement of securities class-action litigation in the U.S. and Canada, and $45.1 million to GSK to settle contract costs associated with Wellbutrin XL®. Excluding the payment of $24.6 million related to the 2008 settlement with the U.S. Department of Justice, cash flow from operations before changes in operating assets and liabilities was $95.1 million in the third quarter of 2009.

Net capital expenditures in the third quarter of 2009 amounted to $1.1 million, compared with $3.9 million in the prior-year period. Capital expenditures are expected to remain significantly below historical levels as a result of the closure or consolidation of the Company’s facilities in Puerto Rico, Ireland, Mississauga and Chantilly, and the availability of capacity in Biovail’s state-of-the-art Steinbach manufacturing facility.

Cash EPS

As previously disclosed, beginning in the fourth quarter of 2008, as a result of a change in the Company’s assessment of the realizability of approximately $350 million of net operating loss (NOL) carry-forwards in the U.S., Biovail reduced the valuation allowance against a portion of the deferred tax asset in respect of those U.S. NOLs. This reduction resulted in the recording of the related deferred tax expense and a corresponding increase in the Company’s GAAP tax rate commencing in the first quarter of 2009. However, as the use of NOLs reduces cash taxes otherwise payable, Biovail does not anticipate any significant changes to its cash tax rate in 2009 and 2010. In addition, amortization expenses are likely to vary considerably between periods as Biovail executes its new strategy, which assumes significant business-development activity and, commencing in the second quarter of 2009, the accretion of the liability component of the convertible notes will be recognized as additional non-cash interest expense. Accordingly, to facilitate a more appropriate comparison between periods, Biovail now reports Cash EPS, which it calculates as cash flows from operating activities excluding changes in operating assets and liabilities divided by the weighted-average number of shares outstanding. Cash EPS excludes changes in operating assets and liabilities because they are subject to timing variability that could result in fluctuations not reflective of operating results.

In the third quarter of 2009, Cash EPS was $0.44 compared with a loss of $0.37 in the third quarter of 2008. Excluding specific items, consisting of the payment of $24.6 million related to a legal settlement, $1.4 million in restructuring charges (excluding accelerated depreciation), $0.4 million in proxy contest costs and a $0.2-million reversal of independent consultant costs, Cash EPS was $0.61 in the third quarter of 2009. For more information concerning Cash EPS, please refer below to “Use of non-GAAP Financial Measures.”

Use of Non-GAAP Financial Measures

Cash EPS has been provided as Biovail believes such measures provide investors with additional information to assist in understanding critical components of Biovail’s financial results and they are useful measures for investors and management that facilitate, on an aggregate and on a per-share basis, respectively, operating comparisons between periods. Such measures do not have any standardized meanings prescribed by GAAP, and are therefore unlikely to be comparable to similar measures presented by other companies. Cash EPS is not a measure of performance under GAAP, and should not be considered in isolation of or as a substitute for net income or earnings per share prepared in accordance with GAAP. Biovail has provided a reconciliation of Cash EPS to GAAP net income and to GAAP EPS in the table below.

Table 1. Reconciliation of U.S. GAAP Net Income and EPS to Cash EPS

	Three Months Ended		Nine Months Ended
Amounts expressed in thousands of dollars, except per share data	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
GAAP Net Income	40,362	48,437	103,455	79,524
GAAP Diluted EPS	$0.25	$0.31	$0.65	$0.50

Non-cash items:
Depreciation and amortization	43,293	24,781	102,447	75,199
Amortization of deferred revenue	(5,300)	(4,492)	(15,901)	(13,476)
Amortization, write-down of deferred financing costs	1,228	130	2,326	390
Amortization of discounts on long-term obligations	2,682	—	3,246	—
Deferred income taxes	3,800	—	12,392	—
Acquired in-process R&D	8,126	—	38,540	—
Impairment charges	385	1,465	12,392	57,055
Stock-based compensation	1,126	1,567	4,217	6,740
Gain on sale of investments	(466)	(4,156)	(804)	(7,617)
Payment of accrued legal settlements (net)	(24,648)	(83,048)	(30,565)	(93,048)
Accrued contract costs	—	(45,065)	—	(45,065)
Addition to accrued legal settlements	—	2,000	—	26,648
Equity loss	—	—	—	1,195
Other	(89)	429	80	(624)
Total Adjustments	30,137	(106,389)	127,978	7,397

Diluted EPS Impact of Total Adjustments	$0.19	$(0.67)	$0.81	$0.05

Cash EPS*	$0.44	$(0.37)	$1.46	$0.54

*EPS figures may not add due to rounding.

Conference Call

Biovail management will host a conference call and Webcast on Thursday, November 5, 2009, at 8:30 a.m. ET for Company executives to discuss 2009 third-quarter results. Following the discussion, Biovail executives will address inquiries from research analysts.

A live Webcast of this call will be available through the Investor Relations section of Biovail’s Web site at www.biovail.com. To access the call live, please dial 416-340-8427 (Toronto and International callers) and 1-866-225-2055 (U.S. and Canada). Listeners are encouraged to dial in 10 minutes before the call begins to avoid delays.

A replay of the conference call will be available until 7 p.m. EST on Thursday, November 12, 2009, by dialing 416-695-5800 (Toronto and International callers) and 1-800-408-3053 (U.S. and Canada), using access code, 2777843#.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates, outlook and guidance, including, without limitation, statements concerning the Company’s progress in implementing its strategic focus, the timing, anticipated impact and associated costs and future benefits of the closures or consolidation of the Company’s Puerto Rico facilities, the Mississauga, Ontario, and Chantilly, Virginia R&D facilities, the Company’s anticipated annual cost savings from its cost-efficiency initiatives, the outcome, objectives and anticipated levels of business development efforts, the Company’s anticipated capital expenditures in future years, the anticipated timing of the launch of a generic formulation of Cardizem® LA and Ultram® ER, the expected future taxable income in determining any required deferred tax asset valuation allowance and the impact of the reduction in valuation allowance, changes in the Company’s cash tax rate, the intent and ability to make future dividend payments, and can generally be identified by the use of words such as “guidance,” “believe,” “anticipate,” “expect,” “target,” “intend,” “plan,” “will,” “may,” “potential,” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: prescription volumes and trends, success in obtaining and developing additional CNS products, success in managing off-patent branded pharmaceuticals, the ability to launch an authorized generic formulation of Wellbutrin XL®, the intended priorities for use of cash flows, the reliability of research findings, the difficulty of predicting U.S. Food and Drug Administration, Canadian Therapeutic Products Directorate and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, contractual disagreements with third parties, availability of raw materials and finished products, infringement and alleged infringement of our intellectual property rights and those of others, delay in or transition issues arising from the closures or consolidation of the Company’s Puerto Rico facilities, the Mississauga, Ontario, and Chantilly, Virginia R&D facilities, the regulatory environment, tax rate assumptions, the outcome of legal proceedings and settlements thereto, the continuation of the recent financial market turmoil, currency fluctuations, availability of capital and ability to generate operating cash flows and satisfy the applicable laws for dividend payments, the ability to manufacture and commercialize pipeline products, fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement, except as required by law.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2009	2008	2009	2008
REVENUE
Product sales	$204,291	$170,530	$557,400	$543,110
Research and development	3,392	5,465	10,362	18,522
Royalty and other	4,840	5,094	11,615	14,050
	212,523	181,089	579,377	575,682
EXPENSES
Cost of goods sold (exclusive of amortization of intangible assets shown separately below)	50,669	47,468	145,566	145,080
Research and development	23,202	18,668	82,422	76,759
Selling, general and administrative	44,774	44,661	137,516	144,891
Amortization of intangible assets	33,121	12,342	70,402	35,727
Restructuring costs	2,413	7,587	15,128	59,347
Acquisition-related costs	—	—	5,596	—
Legal settlements	—	2,000	241	26,648
	154,179	132,726	456,871	488,452
Operating income	58,344	48,363	122,506	87,230
Interest income	238	1,783	823	8,663
Interest expense	(10,998)	(246)	(15,387)	(724)
Foreign exchange gain (loss)	197	204	918	(1,139)
Gain on auction rate security settlement	—	—	22,000	—
Gain on disposal of investments	466	4,156	804	7,617
Impairment loss on debt securities	(385)	(960)	(4,709)	(4,150)
Impairment loss on equity securities	—	(263)	—	(1,178)
Equity loss	—	—	—	(1,195)
Income before provision for income taxes	47,862	53,037	126,955	95,124
Provision for income taxes	7,500	4,600	23,500	15,600
Net income	$40,362	$48,437	$103,455	$79,524

Basic and diluted earnings per share	$0.25	$0.31	$0.65	$0.50

Weighted-average number of common shares outstanding (000s)
Basic	158,231	158,715	158,225	160,444
Diluted	158,652	158,715	158,418	160,444

Cash dividends declared per share	$0.090	$0.375	$0.555	$1.125

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	At	At
	September 30	December 31
	2009	2008
ASSETS
Cash and cash equivalents	$49,406	$317,547
Restricted cash	5,250	—
Other current assets	195,598	172,817
	250,254	490,364
Marketable securities	14,855	21,916
Long-term investment	—	102
Property, plant and equipment, net	138,112	148,269
Intangible assets, net	1,379,768	720,372
Goodwill	100,294	100,294
Deferred tax assets, net of valuation allowance	104,800	116,800
Other long-term assets, net	34,216	25,448
	$2,022,299	$1,623,565

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$219,387	$267,166
Long-term liabilities	511,664	154,800
Shareholders’ equity	1,291,248	1,201,599
	$2,022,299	$1,623,565

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2009	2008	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$40,362	$48,437	$103,455	$79,524
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	43,293	24,781	102,447	75,199
Amortization of deferred revenue	(5,300)	(4,492)	(15,901)	(13,476)
Amortization and write-down of deferred financing costs	1,228	130	2,326	390
Amortization of discounts on long-term obligations	2,682	—	3,246	—
Deferred income taxes	3,800	—	12,000	—
Acquired in-process research and development	8,126	—	38,540	—
Impairment charges	385	1,465	12,392	57,055
Stock-based compensation	1,126	1,567	4,217	6,740
Gain on sale of investments	(466)	(4,156)	(804)	(7,617)
Payment of accrued legal settlements, net of insurance recoveries	(24,648)	(83,048)	(30,565)	(93,048)
Additions to accrued legal settlements	—	2,000	—	26,648
Accrued contract costs	—	(45,065)	—	(45,065)
Equity loss	—	—	—	1,195
Other	(89)	429	80	(624)
Changes in operating assets and liabilities	18,698	(4,418)	1,817	10,441
Net cash provided by (used in) operating activities	89,197	(62,370)	233,250	97,362
Net cash used in investing activities	(4,514)	(12,816)	(748,309)	(105,299)
Net cash provided by (used in) financing activities	(89,214)	(59,549)	245,475	(206,007)
Effect of exchange rate changes on cash and cash equivalents	1,019	(316)	1,443	(692)
Net decrease in cash and cash equivalents	(3,512)	(135,051)	(268,141)	(214,636)
Cash and cash equivalents, beginning of period	52,918	354,056	317,547	433,641
Cash and cash equivalents, end of period	$49,406	$219,005	$49,406	$219,005